UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated January 22, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: January 24, 2007	By: /s/ David Hottman David Hottman, Chairman

News Release TSX-V: PDO 07-02 January 22, 2007

PORTAL INTERSECTS WIDE ZONES OF VISUAL COPPER MINERALIZATION IN ANCHORIS DRILLING

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce visual results from the Phase I reverse circulation drilling at the Anchoris copper-gold porphyry project in Mendoza Province, Argentina announced November 2, 2006. The drill program initially tested three copper-gold porphyry targets La Totora, San Pedro, and La Julia along an eight kilometer strike length.

Long intervals of strongly altered volcanics and intrusive rocks were intersected in the drilling that contained disseminated pyrite and chalcopyrite (copper) sulphide mineralization as well as quartz stockwork with pyrite and chalcopyrite sulphide mineralization over 200-300 meters.

La Totora Zone

Hole AN14 tested the La Totora Zone, a 200-400 meter wide south dipping structurally controlled copper-gold porphyry stockwork zone mapped over a strike length of 2000 meters within an overall pole-dipole induced polarization (IP) geophysical anomaly of 4000 meters. Drilled in the central portion of the La Totora Zone the hole intersected a strongly argillic altered porphyry with disseminated pyrite and chalcopyrite mineralization and quartz veinlets with pyrite and chalcopyrite over 168 meters from 196 to 364 meters and remains open to depth.

San Pedro/La Julia Zone

Drill hole AN10 in the San Pedro Zone intersected silicified, propylitic and argillically altered volcanics with quartz stockwork veinlets containing disseminated pyrite over 227 meters from 28-255 meters. This hole is thought to lie on the northern edge of the mineralized area. Drill hole AN11, 600 meters south of AN10, intersected silicified, propylitic and argillically altered volcanics with disseminated pyrite from 0-95 meters and argillically altered porphyry with disseminated pyrite and chalcopyrite and quartz veinlets with pyrite and chalcopyrite mineralization over 245 meters from 95 to 340 meters, open to depth.

Drill holes AN12 and AN13 tested the La Julia Zone which consists of a broad area of argillic and phyllic altered volcanics and intrusive rock with disseminated and stockwork pyrite and chalcopyrite mineralization over an area measuring 1000 by 2000 meters that is defined primarily by an extensive pole-dipole induced polarization (IP) geophysical anomaly due to alluvial sand and unaltered rock cover. On the southeast portion of the La Julia Zone, drill hole AN12, located 1500 meters west of AN11, intersected a strongly silicified porphyry with disseminated and stockwork pyrite and minor chalcopyrite over 381 meters from surface to a total hole depth of 381 meters. Drill hole AN13 located 600 meters northwest of AN12, intersected argillically altered porphyry with disseminated pyrite and chalcopyrite mineralization and quartz vein stockworks with pyrite and chalcopyrite mineralization over 340 meters from 40-380 meters and also remains open to depth.

Portal Resources is pleased with the visual results of the Phase I drill program. All samples have been submitted for assay and results are expected in the coming weeks. An environmental exploration permit application for an additional 7 holes has been submitted.

Sampling procedure is to prepare and seal two splits from the reverse circulation cuttings at the drill pad. One is stored at the project site in a secure location for reference with the other collected from the site by Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza for analysis. Samples are analyzed by fire assay for gold, and multi-element ICP for copper, silver and trace elements. All work on the project is under the direction of senior staff and Mr. Gary Nordin P.Geo. British Columbia, the designated Qualified Person for the Anchoris project in accordance with National Instrument 43-101.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.